===================================              ----------------------------
             FORM 3                                      OMB APPROVAL
===================================              ----------------------------
|_| Check this box if no longer                   OMB Number       3235-0104
    subject to Section 16. Form 4                 Expires: April 30, 1997
    or Form 5 obligations may                     Estimated average burden
    continue. See Instruction 1(b).                 hours per response...0.5
===================================              ----------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant  to Section  16(a) of the  Securities  Exchange  Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

------------------------------------------   -------------------------------------------  ------------------------------------------
1. Name and Address of Reporting Person      2. Date of Event         4.  Issuer Name and Ticker or Trading Symbol
                                                Requiring
                                                (Month/Day/Year)
   Vilmorin Clause & Cie                         9/28/99                 Agritope, Inc. (AGTO)
------------------------------------------   ------------------       --------------------------------------------------------------
(First)    (First)        (Middle)            3. IRS or Social         5. Relationship of Reporting Person  6. If Amendment, Date of
                                                Security Number          to Issuer (Check all applicable)     Original
       B.P.1                                    of Reporting          ______ Director  ___X___ 10% Owner      (Month/Day/Year)
------------------------------------------      Person                ______  Officer  _______ Other
          (Street)                              (Voluntary)               (give title         (specify      7. Individual or Joint/
                                                                           below)              below)          Group
63720 Chappes, France                                                                                          Filing (Check App-
------------------------------------------          N/A                                                        licable Line)
(City)     (State)     (Zip)                                                                                   ___ Form filed by
                                                                                                               One Reporting Person
                                                                                                               _X_ Form filed by
                                                                                                               More than One
                                                                                                               Reporting Person
                                             ------------------ ------------------------  ------------------------------------------

                                              Table I - Non-Derivative Securities Beneficially Owned
                           ---------------------------------------------------------------------------------------------------------
-------------------------- ---------------- ------------ ----------------------------------- --------------- ------------- ---------
1. Title of Security        2. Amount of     3. Owner-     4. Nature of
   (Instr. 4)                  Securities       ship         Indirect
                               Beneficially     Form:        Beneficial
                               owned at         Direct       Ownership
                               End of Month     (D) or       (Instr. 5)
                               (Instr. 4)       Indirect
                                                (I)
                                                (Instr. 5)

-------------------------- ---------- ------ ----- ------------- ------ -------------- ---------------- ------------- --------------
-------------------------- ---------- ------ ----- ------------- ------ -------------- ---------------- ------------- --------------

-------------------------- ---------- ------ ----- ------------- ------ -------------- ---------------- ------------- --------------



Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                SEC 1474 (7-96)
*    If the form is filed by more than one reporting person, see Instruction
     5(b)(v).


FORM 3 (continued)

Table II - Derivative  Securities  Acquired,  Disposed of, or  Beneficially
Owned (e.g., puts, calls, warrants, options, convertible securities)

----------------- ---------- -----------------  ------------ ----------------- ------------
1.Title of Deri-  2.Date    3.Title and Amount  4.Conversion   5.Ownership      6.Nature of
vative Security   Exercis-    of Securities       or Exercise    Form of          Beneficial
(Instr.4)         able and    Underlying          Price of       Derivative       Indirect
                  Expiration  Derivative          Derivative     Security:        Ownership
                  Date        Security (Instr. 4) Security       Direct (D)       (Instr. 5)
                  (Month/Day/                                    or Indirect (I)
                  Year)                                          (Instr. 5)

                 ------ -----  ----------------
                 Date   Expi-   Title   Amount
                Exer-   ration          or Number
                cisable Date            of Shares

--------------  ------- -----  -------- -------- -------------------------------------------
Series A          (1)    N/A   Common   714,285(3)   N/A              D
Convertible                    Stock
Preferred Stock
--------------  ------- -----  -------- -------  ---------------------------------------
Warrants to       (2)  9/28/04 Common   125,000(3) $7.00              D
Purchase                       Stock
Series A
Convertible
Preferred Stock
--------------  ------- -----  -------- -------  ---------------------------------------

Explanation of Responses:
(1) The shares of Series A Preferred Stock are convertible, at the option of the holder thereof, at any time and from time to time, without the payment of additional consideration by the holder thereof.
(2) The warrants are exercisable at any time prior to 5 p.m., U.S. Pacific Time, on the expiration date.
(3) Of the 714,285 shares of Series A Preferred Stock and 125,000 warrants to purchase Series A Preferred Stock that Vilmorin beneficially owns, Vilmorin purchased 150,000 shares of Series A Preferred Stock and 37,500 warrants to purchase shares of Series A Preferred Stock on behalf of Hazera Quality Seeds Ltd. under a certain Letter Agreement dated September 22, 1999.


                              VILMORIN CLAUSE & CIE

                             By: /s/ Pierre Lefebvre                 10/08/99
                              Name:  Pierre Lefebvre
                              Title: CEO
                             **(Signature of Reporting Person)        Date


**Intentional  misstatements or omissions of facts  constitute  Federal
  Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection contained in this form are not required to respond unless the form displays valid OMB Number.

                              ATTACHMENT TO FORM 3

Name of Designated Reporting Person:           Vilmorin Clause & Cie
Date of Event Requiring Statement:             September 28, 1999
Issuer Name and Ticker or Trading Symbol:      Agritope, Inc.(AGTO)


The names and addresses of the other Reporting Persons who have joined in this filing are as follows:

Name                                    Address

Groupe Limagrain Holding S.A.           B.P. 1
                                        63720 Chappes, France

Societe Cooperative Agricole Limagrain  B.P. 1
                                        63720 Chappes, France


Vilmorin Clause & Cie ("Vilmorin") is a subsidiary of Groupe Limagrain Holding S.A. ("Group Limagrain"), and Groupe Limagrain is, in turn, a subsidiary of Societe Cooperative Agricole Limagrain (the "Cooperative"). By virtue of these parent-subsidiary relationships, each of Groupe Limagrain and the Cooperative is an indirect beneficial owner of the Agritope securities beneficially owned directly by Vilmorin, as described in the attached Form 3.


                                  GROUPE LIMAGRAIN HOLDING S.A.

                                  By:  /s/ Pierre Lefebvre
                                    Name: Pierre Lefebvre
                                    Title:  Deputy CEO

                                  SOCIETE COOPERATIVE AGRICOLE
                                  LIMAGRAIN

                                  By:  /s/ Pierre Pagesse
                                    Name: Pierre Pagesse
                                    Title:     President